UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36810

EURONAV NV
De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 20, 2020, announcing (i) that the Company will hold its Ordinary General Meeting on Wednesday, May 20, 2020 at 10.30 a.m. (Belgian time) in 2000 Antwerp, Schaliënstraat 5, and (ii) that the Company will hold a second Special General Meeting with the same agenda to be held on the same date and place at 11.00 a.m. (Belgian time).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 20, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Monday 20 April 2020 – 5.45 p.m. CET _______________________________________

INVITATION TO THE ORDINARY AND THE
SPECIAL GENERAL MEETING
OF 20 MAY 2020

ANTWERP, Belgium, 20 April 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Ordinary General Meeting to be held on Wednesday 20 May 2020 at 10.30 a.m. (Belgian time) in 2000 Antwerp, Schaliënstraat 5.

Since the attendance quorum for the Special General Meeting held on 9 April 2020 was not reached, Euronav also invites its shareholders again for a second Special General Meeting with the same agenda to be held on the same date and place at 11.00 a.m. (Belgian time). This second Special General Meeting will validly deliberate and decide on the agenda items irrespective the portion of the capital represented by the shareholders participating to the meeting.

IMPORTANT NOTICE: Taking into account the urgent measures imposed by the Belgian Federal and Flemish governmental authorities in the context of the fight against the Covid-19  coronavirus and in compliance with the Royal Decree number 4 of 9 April 2020[1], the Supervisory Board prohibits any physical attendance of shareholders or other persons entitled to attend the above mentioned general shareholders’ meetings as well as any physical attendance of their proxyholders. The Supervisory Board encourages the shareholders to participate to the mentioned meetings, whilst imposing the participants to exercise  their rights solely by (i) upfront distant voting using the form for voting by letter, or (ii) upfront by written proxy to the persons indicated in the proxy form. Further, the Supervisory Board imposes that the right to ask questions be only exercised in writing prior to the meetings with questions to be received by the Company on 16 May 2020 at the latest. These questions will be answered in writing. The written questions and answers will be made publicly available on the company’s website no later than 20 May 2020 prior to  the voting. The Supervisory Board relies on the exemption of the obligation to provide by individual mailing this convening notice and other meeting documentation to the nominative shareholders and other persons entitled thereto or to keep these documents available at the registered address of the Company.

1 Royal Decree n°. 4 of 9 April 2020 “houdende diverse bepalingen inzake mede-eigendom en het vennootschaps- en verenigingsrecht in het kader van de strijd tegen de Covid-19 pandemie” (B.S.G. 9 April 2020)

PRESS RELEASE Regulated information Monday 20 April 2020 – 5.45 p.m. CET _______________________________________

In view of the record date of Wednesday 6 May 2020, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Tuesday 5 May 2020 at 9.00 a.m. (Belgian time) until Thursday 7 May 2020 at 9.00 a.m. (Belgian time) (“Freeze Period”).

All documents related to the meetings are available on the company’s website:

https://www.euronav.com/en/investors/corporate-governance/general-assemblies/2020/)

-	Convening Notice and Agenda
-	Proxy
-	Form for voting by letter
-	How to participate
-	The Annual Report 2019
-	The Statutory Financial Statements 2019
-	The Report by the Statutory Auditor
-	Notification of the Freeze Period

The practical formalities for participation to these meetings are described in the Agenda.

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Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs (with four resales due for delivery 2020/21), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information Monday 20 April 2020 – 5.45 p.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.